UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 7, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Credit Suisse Global RRP June 2015
Chapter 1 – Public section

Credit Suisse Global Recovery and Resolution Plan

Chapter 1 – Public section

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1 Public section	1
1.1 Summary of resolution plan	3
1.1.1 Material Legal Entities	6
1.1.2 Description of Core Business Lines	8
1.1.3 Summary financial information	11
1.1.4 Description of derivative and hedging activities	15
1.1.5 Memberships in material payment, clearing and settlement systems	17
1.1.6 Description of non-US operations	17
1.1.7 Material supervisory authorities	18
1.1.8 Principal officers	18
1.1.9 Resolution planning corporate governance structure and processes related to resolution planning	19
1.1.10 Description of material management information systems	19
1.1.11 High-level description of resolution strategy	19
1.1.12 The Road Ahead - The Single Point of Entry Bail-in Strategy	24

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1   Public section

The Recovery and Resolution Plan (RRP) for Credit Suisse Group AG1 (Group) provides a strategic analysis of the Group's plan for rapid and orderly resolution in the event of material financial distress or failure. The RRP also includes an enterprise-wide Global Recovery Plan, which sets out the broad range of actions, or 'recovery options,' whereby the Group plans to stabilize itself when facing a crisis with significant capital and / or liquidity issues. To this end, the RRP addresses the requirements for the public section of the US resolution plan as described in the rules implementing section 165(d) of the Dodd-Frank Act, dated November 1, 2011, jointly issued by the Board of Governors of the Federal Reserve System (FRB) and the Federal Deposit Insurance Corporation (FDIC) in the United States (US). Our RRP also addresses (i) the Guidance for 2013 Section 165(d) Annual Resolution Plan Submissions by Foreign-Based Covered Companies that Submitted Initial Resolution Plans in 2012, dated April 15, 2013, (ii) the August 5, 2014 letter and (iii) the Communication to Credit Suisse Group AG on Proposed 2015 Resolution Plan Elements, dated February 19, 2015, each jointly issued by the FRB and FDIC to provide further clarification and guidance to the Group in the preparation of a credible plan to resolve its U.S. operations. In addition to the requirements of the FRB and FDIC in the US, our RRP also addresses the RRP guidance issued in Switzerland and in the United Kingdom (UK). The Swiss Financial Market Supervisory Authority (FINMA) issued RRP guidance as contained in FINMA’s Recovery and Resolution Guidance Plan, dated March 26, 2012. The Prudential Regulation Authority (PRA) (replacing the Financial Services Authority (FSA)) is responsible for providing UK-specific RRP guidance, building on previously issued FSA guidance. In December 2013, the PRA issued Policy Statement PS8/13 together with two Supervisory Statements, SS18/13 on recovery planning and SS19/13 on resolution planning, which set out expectations for firms' recovery plans and the information that firms should provide to aid the PRA in resolution planning. This Policy Statement was replaced in January 2015 with Policy Statement PS1/15  to finalize the PRA rules for implementing the Bank Recovery and Resolution Directive (BRRD) issued by the European Banking Authority (EBA). In addition, updates to SS18/3 and SS19/13 were also made in January 2015. Going forward, our RRP will also address the RRP guidance and requirements of other countries as they are issued by the respective regulatory bodies.

The RRP describes CS’ current resolution strategy pursuant to the requirements of the Dodd-Frank Act. Independent of these requirements, CS is actively engaged in planning for resolution and recovery on a US and global basis. CS' efforts include developing alternative resolution strategies that are not currently feasible for CS to implement on a group-wide basis. In Section 1.1.12 below, we outline one such strategy that we believe would facilitate an orderly resolution of our global and US operations as well as the steps we are currently taking to make this strategy a reality.

In order to comply with the rules governing the creation of our RRP, we have had to gather and present information regarding our operations in a way that is different from how we do so for other purposes. These differences are a result of the particular requirements governing the preparation and contents of our RRP and do not reflect any changes to our business strategy.

The RRP is not binding on a bankruptcy court or other resolution authority and the proposed failure scenario and associated assumptions are hypothetical and do not necessarily reflect an event or events to which the firm is or may become subject.

All financial and other data is presented as of December 31, 2014, unless otherwise noted.

1.1   Summary of resolution plan

Credit Suisse Group operates as an integrated global bank, combining our strengths and expertise in two global divisions, Private Banking & Wealth Management (PB&WM) and Investment Banking (IB). Our divisions are supported by our Shared Services functions, which provide corporate services and business solutions while ensuring a strong compliance culture.

Private Banking & Wealth Management
In November 2012, we integrated our former Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management (PB&WM) division, including the majority of our securities trading and sales business in Switzerland, which was transferred from the IB division.

1 For the purposes of this document, unless the context otherwise requires, the terms Credit Suisse Group, CSG, CSG AG, Credit Suisse, CS, the Group, we, us, and our mean Credit Suisse Group AG and its consolidated subsidiaries. Credit Suisse AG is the Swiss bank subsidiary of the Group. The term ‘the Bank’ means only Credit Suisse AG and its consolidated subsidiaries. Refer to the footnote on page 2 of the Group 2014 Annual Report.

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Our PB&WM division is comprised of our Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In our Wealth Management Clients business, we serve more than two million clients, including ultra-high-net-worth and high-net-worth individuals around the globe as well as affluent and retail clients in Switzerland, making us one of the largest global players. Our network comprises 3,730 relationship managers in 41 countries with close to 300 offices and 21 booking centers. Our Corporate & Institutional Clients business serves the needs of over 100,000 corporations and institutions, mainly in Switzerland, and is an important provider of financial products and services. Our Asset Management business offers investment solutions and services globally to a wide range of clients, including pension funds, governments, foundations and endowments, corporations and individuals.

We made further progress in winding down positions in our non-strategic unit, which was established in 2013. This includes positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the final settlement of all outstanding US cross-border matters, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products. Furthermore, it comprises certain remaining operations that we continue to wind-down relating to our domestic private banking business booked in Germany, which we sold in 2014. The non- strategic unit allows management to focus on ongoing businesses and growth initiatives and further accelerates the reduction of capital and costs currently tied up in non-strategic businesses.

Investment Banking

Our IB division provides a broad range of financial products and services, with a focus on businesses that are client-driven, flow- based and capital-efficient. Our products and services include global securities sales, trading and execution, prime brokerage, capital raising and advisory services, as well as comprehensive investment research. Our clients include financial institutions, corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. We deliver our global investment banking capabilities via regional and local teams based in major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high- value, customized solutions based on expertise from across the Group.

As part of the continuing efforts to advance our business model, we created a non-strategic unit within Investment Banking in 2013, with the goal of reducing costs, capital and leverage exposure in the non-strategic portfolio and redeploying resources to growth initiatives in high returning businesses. The non-strategic unit in Investment Banking includes the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions. In 2014, we made significant progress in winding down our non-strategic Basel III risk-weighted assets and leverage exposure.

Shared Services

Shared Services (ShS) provides centralized corporate services and business support for PB&WM and IB, with services in areas such as: CFO, Legal and Compliance, Chief Risk Officer, Talent, Branding and Centers of Excellence, Corporate Communications, One Bank Collaboration and Public Policy.

Global structure

Our global structure comprises four regions: Switzerland; Europe, Middle East and Africa (EMEA); Americas; and Asia Pacific (APAC).

Switzerland

Switzerland, our home market, represents a broad business portfolio. We employ 17,100 people and serve clients in 204 branches. Our IB division provides a broad variety of financial services to its Swiss client base, while our PB&WM division offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients.

Europe, Middle East and Africa (EMEA)

We are active in 28 countries across the EMEA region with 9,900 employees working in 51 offices. Our regional headquarters are in the United Kingdom (UK). The region encompasses both developed markets such as France, Germany, Italy, Spain and the UK, as well as emerging markets, including the Middle East, Poland, Russia, South Africa and Turkey.

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Americas

The Americas region comprises our operations in the US, Canada, the Caribbean and Latin America. With 10,900 employees working in 42 offices spanning 14 countries, we offer clients local market expertise and access to our full range of global resources across our two divisions and as an integrated bank.

Asia Pacific (APAC)

We are present in 12 Asia Pacific countries with 7,900 employees working in 25 offices. Singapore and Hong Kong are key hubs for our PB&WM business, while Australia and Japan are home to our expanding domestic private banking franchises. We combine global reach with a structured advisory process, offering distinct client segment value propositions, as well as access to a broad range of comprehensive products and services.

For further information on our business, refer to the ‘Our businesses’ and ‘Organizational and regional structure’ sections under the ‘Information on the company’ part of the Group Annual Report 2014.

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1.1.1           Material Legal Entities

1.1.1.1         The names of Material Legal Entities

For purposes of the RRP rules, Credit Suisse has identified 25 entities that satisfy the Material Legal Entity (MLE) requirements and guidance issued by FINMA, the FRB / FDIC and the FCA. In general, the applicable regulations define a MLE as an entity that is significant to a Core Business Line (CBL) (refer to chapter 1.1.2 below for a definition of CBLs) or a Critical Operation (CO) (defined as an operation whose discontinuance or disorderly wind-down would have a material impact on or pose a threat to the financial stability of Switzerland, the US or the UK). The table below lists our MLEs by region.

Fig. 1-1: Credit Suisse MLEs by region
MLEs	Region	General entity description
Credit Suisse Group AG	Switzerland	Swiss holding company
Credit Suisse AG	Switzerland	Swiss bank
Neue Aargauer Bank	Switzerland	Regional-based bank in the Canton of Aargau
Credit Suisse Securities (USA) LLC	US / Americas	US broker dealer; main US operating company
Credit Suisse Capital LLC	US / Americas	SEC registered over the counter (OTC) derivatives dealer
Credit Suisse Management LLC	US / Americas	Enters into derivatives transactions primarily with London affiliates in order to hedge positions of the US broker dealer
Credit Suisse (USA), Inc	US / Americas	US holding company; Former SEC registrant; Holds long term debt
Credit Suisse AG, New York Branch	US / Americas	New York branch of CS AG
Credit Suisse AG, Cayman Branch	US / Americas	Cayman Islands branch of CS AG
Credit Suisse AG, Nassau Branch	US / Americas	Bahamas branch of CS AG
Credit Suisse Securities (Europe) Ltd.	UK / EMEA	Main UK broker dealer
Credit Suisse International	UK / EMEA	UK bank and provider of OTC derivative products
Credit Suisse (UK) Limited	UK / EMEA	UK private bank
Credit Suisse AG, London Branch	UK / EMEA	UK branch of CS AG
Credit Suisse AG, Guernsey Branch	EMEA	Guernsey branch of CS AG
Credit Suisse AG, Singapore Branch	APAC	Singapore branch of CS AG
Credit Suisse (Hong Kong) Limited	APAC	Hong Kong broker dealer
Credit Suisse Securities (Japan) Limited	APAC	Japan broker dealer
Banco de Investimentos CS (Brasil) S.A.	US / Americas	Brazilian bank
Credit Suisse (Poland) Sp. z.o.o	EMEA	Wroclaw Center of Excellence (CoE)
Credit Suisse Services (India) Private Ltd	APAC	Pune CoE
Credit Suisse Business Analytics (India) Private Limited	APAC	Mumbai CoE
Credit Suisse Holdings (USA), Inc.	US / Americas	US based holding company
Credit Suisse Prime Securities Services (USA) LLC	US / Americas	US broker dealer
Credit Suisse Group Funding (Guernsey) Limited	EMEA	Issues senior unsecured bonds

1.1.1.2         U.S. Material Legal Entities

1.1.1.2.1         Credit Suisse Securities (USA) LLC

Credit Suisse Securities (USA) LLC (CSSU) is a US SEC-registered broker-dealer, futures commissions merchant and a wholly- owned subsidiary of CS USA. CSSU is a limited liability company formed under the laws of the State of Delaware. The principal business of CSSU is investment banking, including a variety of capital raising, market making, advisory, and brokerage services for governments, financial institutions, hedge funds, pension funds, high-net-worth individuals, corporate clients and affiliates. CSSU is also a primary dealer in US government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage, and other asset-backed securities, as well as a range of debt, equity, and other convertible securities of corporations and other issuers.

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1.1.1.2.2         Credit Suisse Capital LLC

Credit Suisse Capital LLC (CS Capital LLC) is a US SEC-registered over-the-counter (OTC) derivatives dealer and a wholly-owned subsidiary of Credit Suisse Capital Holdings, Inc. CS Capital LLC is a limited liability company formed under the laws of the State of Delaware. CS Capital LLC enters into OTC derivative contracts with hedge funds, corporate clients, high net worth individuals and affiliates.

1.1.1.2.3         Credit Suisse Management LLC

Credit Suisse Management LLC (CS Mgmt LLC) is a wholly- owned subsidiary of CS USA. CS Mgmt LLC is a limited liability company formed under the laws of the State of Delaware. The primary purpose of CS Mgmt LLC is to carry out derivative transactions to hedge positions of US affiliates, primarily with London-based CS affiliates and specifically Credit Suisse International (CSi) and Credit Suisse Securities (Europe) Limited (CSSEL).

1.1.1.2.4         Credit Suisse Prime Securities Services (USA) LLC

Credit Suisse Prime Securities Services (USA), LLC (CSPSS) is a U.S. SEC-registered broker-dealer and a wholly owned subsidiary of CS USA. CSPSS is a limited liability company formed under the laws of the State of Delaware. The primary purpose of CSPSS is to engage in the business of borrowing and lending of securities.  The company uses securities as collateral to support various secured financing transactions with hedge fund clients.

1.1.1.2.5         Credit Suisse (USA), Inc.

Credit Suisse (USA), Inc. (CS USA) is a US-based holding company and is wholly-owned by Credit Suisse Holdings (USA), Inc. CS USA is a corporation formed under the laws of the State of Delaware. CS USA owns a number of subsidiaries; among them are four MLEs, CSSU, CSPSS, CS Mgmt LLC and CS Capital LLC. As a holding company, CS USA primarily lends to affiliates as well as invests in its core subsidiaries. In addition, CS USA provides guarantees to the core subsidiaries.

1.1.1.2.6         Credit Suisse Holdings (USA), Inc.

Credit Suisse Holdings (USA), Inc. (CS Holdings USA) is a US-based holding company incorporated under the laws of the State of Delaware. Historically, the entity has provided loans to and investments in US-based subsidiaries.

1.1.1.2.7         Credit Suisse AG, New York Branch

Credit Suisse AG, New York Branch (CS AG, New York Branch) is a New York licensed branch of CS AG. CS AG, New York Branch is a client facing entity and as such serves a number of important functions in the US on behalf of CS AG. CS AG, New York Branch lends to clients, primarily Private Banking & Wealth Management clients, and to a limited extent, corporate clients. It also performs certain derivative activities and issues debt to the public markets. The CS AG, New York Branch is CS’ primary vehicle for accessing unsecured funding in the US. It issues certificates of deposit and commercial paper in the money markets and long-term debt in the capital markets. While CS AG, New York Branch funds its assets on its own balance sheet, it also lends to other CS Branches.

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1.1.2   Description of Core Business Lines

For purposes of the RRP rules, Credit Suisse has identified 12 global CBLs pursuant to the requirements and guidance issued by FINMA and the FRB / FDIC. This identification was conducted in accordance with the applicable regulatory guidance and is not intended to be a strategic view of Credit Suisse. In general, under the applicable regulations, a CBL is an operation whose failure, in the Group's view, would result in a material loss of revenue, profit, or franchise value. The CBLs we have identified for purposes of resolution planning do not necessarily correspond to the segments and business lines we use for financial reporting or the way in which our management analyzes our business. In particular, the operations of our Asset Management business, while not representing a CBL pursuant to the applicable regulatory definitions, are nonetheless central to our integrated business model and organization, and are important to the success of our One Bank strategy. Similarly, a number of business lines in our IB division, including equity and debt underwriting, advisory services, and the foreign exchange and commodities business lines of our fixed income sales and trading business, remain vital to our business model and organization without meeting the applicable regulatory definitions. The table below lists each of our CBLs and the division to which they belong.

Fig. 1-2: Global CBLs

Division		CBLs
Investment Banking	Fixed Income	Global Macro Products
Securitized Products
Credit Products
Emerging Markets Group (EMG)
	Equities	Equity Derivatives
Cash Equities
Prime Services
	Investment Banking Department	Corporate Bank
Private Banking & Wealth Management		Corporate & Institutional Clients
Premium Clients Switzerland & Global External Asset Managers
Private & Wealth Management Clients Switzerland
Private Banking APAC

The following chapters provide a high-level description of each CBL.

Global Macro Products

Global Macro Products includes our restructured rates and foreign exchange businesses.  Our rates business team is a global market maker in cash and derivatives markets and a primary dealer in multiple jurisdictions, including the US, Europe and Japan. Our rates business covers a broad spectrum of products, including government bonds, interest rate swaps and options, which enables us to service issuers, risk managers and investors in several aspects of their activities. We offer our clients an extensive suite of liquidity and liability management products that incorporate innovative leading ideas that price, manage risk and structure interest rate, foreign exchange and hybrid solutions in over-the-counter (OTC), note and other forms. We give our clients access to a global liquidity and firm financing capability that utilizes repurchase agreements and related instruments to help clients with balance sheet management and optimization of funding.

Securitized Products

Our Securitized Products team delivers a broad spectrum of private label trading, government guaranteed trading, transaction management, structured client solutions and asset financing products. Securitized Products trades, securitizes, syndicates, underwrites and provides research for various forms of securities, primarily residential mortgage-backed securities and asset- backed securities. Both the mortgage- and asset-backed securities are based on underlying pools of assets, and include both government and agency-backed, as well as private label loans. We also have a presence in mortgage servicing through our wholly owned subsidiary, Select Portfolio Servicing.

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Credit Products

Our Global Credit Products team is a market maker in public debt across the credit spectrum, including investment grade, high yield and distressed debt, and is a market maker in the credit derivatives market, including single-name credit default swaps (CDS), CDS indices. We are a market maker in par loans, loan CDS and loan CDS indices as well as distressed (non-performing) loans. Our capital markets businesses are responsible for structuring, underwriting and syndicating the full range of products for issuer clients, including investment grade and leveraged loans, investment grade and high yield bonds and unit transactions. We are also a provider of committed financing, including bridge and mezzanine finance. Our structured credit solutions include asset swaps, negative basis trades, skew arbitrage, structured funding, regulatory capital solutions, restructuring and recovery solutions.

Emerging Markets Group (EMG)

Our Emerging Markets team has a global presence with dedicated regional and country teams. We bring clients the entire spectrum of fixed income products across the key emerging markets of the world. The Emerging Markets Group trades in cash and derivatives across foreign exchange, credit, interest rates and hybrid asset classes.

Equity Derivatives

Our Equity Derivatives team specializes in providing customers with a full range of equity-related derivative products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to financial institutions, hedge funds, asset managers and corporations. Products include convertible bonds, warrants, OTC derivatives and listed derivatives. Equity Derivatives also includes the Fund Linked Product Group, which is involved in the structuring, risk management and distribution of structured mutual fund and alternative investment products.

Cash Equities

Our Cash Equities team executes client orders and makes markets in listed and OTC cash securities, providing liquidity to the market through both capital commitments and risk management. We also provide clients with research, trading ideas and capital commitments and identify trends in the marketplace in order to obtain the best and most effective execution.

Prime Services

Our Prime Services team provides a wide range of services to hedge funds and institutional clients, including prime brokerage, start-up consulting services, capital introductions, securities lending, synthetics and innovative financing solutions. Prime Services provides a globally integrated, multi-asset platform across traditional prime brokerage, listed derivatives and managed lending.

Corporate Bank

The Corporate Banking Group comprises several distinct areas including corporate lending, portfolio management, portfolio management analysis and the transaction management group. Collectively these groups are responsible for negotiating new loans and amendments, and for managing loan risk exposure and capital limits associated with the IB loan portfolio. Business activities consist of loan origination for Credit Suisse-led loan transactions and non-Credit Suisse-led loan participations. The Corporate Bank Group originates loans in support of IB clients globally, with resources located in New York, London,Zurich and Raleigh.

Corporate & Institutional Clients

Our Corporate & Institutional Clients business is an important provider of financial products and services, serving the needs of over 100,000 corporations and institutions, predominantly in Switzerland. We provide premium advice and solutions across a broad range of banking services, including lending, cash and liquidity management, trade finance, corporate finance, foreign exchange, investment solutions, ship and aviation finance, global custody, asset and liability management and fund solutions. Clients include small and medium-sized enterprises, institutional clients, financial institutions, shipping companies, global corporations and commodity traders.

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Premium Clients Switzerland & Global External Asset Managers

Premium Clients Switzerland & Global External Asset Managers serves very wealthy clients and provides a range of wealth management advisory services and solutions , while also providing a dedicated offering and expertise for external asset managers. We deliver innovative and integrated solutions in close collaboration with our two divisions and offer our clients a distinct value proposition, combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services.

Private & Wealth Management Clients Switzerland

Private Banking & Wealth Management Clients Switzerland provides a range of banking services to high-net-worth individual, affluent and retail clients, including current accounts, savings accounts, loans and credit cards. We analyze a client’s personal financial situation and prepare investment strategies based on an individual risk profile of liquid and illiquid assets and present and future liabilities. We offer a range of wealth management solutions tailored to specific client segments and offer a comprehensive range of investment advice and discretionary asset management services based on the analysis and recommendations of our global research team.

Private Banking APAC

Private Banking APAC is committed to serve predominantly high-net-worth and ultra-high-net-worth individuals with a wealth of more than USD 2 million who are based in the APAC region. We deliver innovative and integrated solutions in close collaboration with IB and offer clients a distinct value proposition, combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services.

For further information on the businesses in our IB and PB&WM divisions, refer to the ‘Our businesses’ section of the Group Annual Report 2014.

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1.1.3           Summary financial information

1.1.3.1        Consolidated Credit Suisse Group AG Balance Sheet

The consolidated balance sheet for Credit Suisse Group AG as of December 31, 2014 is presented below.

Fig. 1-3: Consolidated balance sheet for Credit Suisse Group AG (in CHF million) as of December 31, 2014

Total assets	921,462
Cash and due from banks	79,349
Interest-bearing deposits with banks	1,244
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	163,208
Securities received as collateral, at fair value	26,854
Trading assets, at fair value	241,131
Investment securities	2,791
Other investments	8,613
Net loans	272,551
Premises and equipment	4,641
Goodwill	8,644
Other intangible assets	249
Brokerage receivables	41,629
Other assets	70,558
Assets of discontinued operations held-for-sale	—
Total liabilities and equity	921,462
Total liabilities	876,461
Due to banks	26,009
Customer deposits	369,058
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	70,119
Obligation to return securities received as collateral, at fair value	26,854
Trading liabilities, at fair value	72,655
Short-term borrowings	25,921
Long-term debt	177,898
Brokerage payables	56,977
Other liabilities	50,970
Liabilities of discontinued operations held-for-sale	—
Total equity	45,001
Total shareholders' equity	43,959
Non-controlling interests	1,042

For further information on our financial statements, refer to the ‘Consolidated financial statements - Credit Suisse Group’ section of the Group Annual Report 2014.

1.1.3.2 Funding sources and uses - general

Funding sources and uses

We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks and reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 18% as of the end of 2014, compared to 22% as of the end of 2013, reflecting an increase in loans and in deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as a haircut for the illiquid portion of securities, with long-term debt and equity, in which we seek to maintain a substantial funding buffer.

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Fig. 1-4: Balance sheet funding structure (in CHF billion) as of December 31, 2014

Our core customer deposits totaled CHF 317 billion as of the end of 2014, an increase of 7% compared to CHF 297 billion as of the end of 2013 and an increase of 11% compared to CHF 285 billion as of the end of 2012, reflecting growth in the customer deposit base in PB&WM in 2014 and 2013. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.

While we do maintain a branch of Credit Suisse AG in New York, it does not accept retail deposits and the deposits the Branch does hold are not insured by the FDIC. Further, we do not own a bank subsidiary in the United States, and are therefore not subject to the RRP requirements applicable to certain insured depository institutions.

Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market and regulatory conditions.

Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as the London Interbank Offered Rate, that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Our average funding cost, which is allocated to the divisions, remained largely unchanged at December 31, 2014 as compared to the end of 2013.

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We continually manage the impact of funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of funding spreads on interest expense depends on many factors, including the absolute level of the indices on which our funding is based.

We diversify our long-term funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets, as well as covered bonds. We generally hedge structured notes with positions in the underlying assets or derivatives.

We also use other collateralized financings, including repurchase agreements and securities lending agreements. The level of our repurchase agreements fluctuates, reflecting market opportunities, client needs for highly liquid collateral, such as US treasuries and agency securities, and the impact of balance sheet and risk-weighted asset limits. In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturities, earn spreads, are relatively risk-free and are generally related to client activity.

Our primary source of liquidity is funding through consolidated entities. The funding through non-consolidated special purpose entities and asset securitization activity is immaterial.

Securities for funding and capital purposes are issued primarily by Credit Suisse AG (Bank), our principal operating subsidiary and a US registrant. In response to regulatory reform, we have started pursuing a dual track funding strategy with issuances at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives.

For further information on our funding sources and uses, refer to the ‘Treasury, Risk, Balance sheet and Off-balance sheet’ section of the Group Annual Report 2014.

1.1.3.3         Financial Information for U.S. MLEs

The financial information set forth below for each US MLE constitutes stand-alone, unconsolidated financial information that has not been audited or generally been made publicly available.  These entities are managed within the context of one or more consolidated groups of entities owned or controlled by Credit Suisse Group AG. As a result, certain financial measures for these entities reflect losses in 2014 on a stand-alone basis and do not reflect the benefits to the consolidated group.  For a description of the primary business purpose of each US MLE within the context of our consolidated operations, refer to Section 1.1.1.2.  For further information on the consolidated balance sheet for Credit Suisse Group AG, refer to Section 1.1.3.1 ‘Consolidated Credit Suisse Group AG Balance Sheet’, and for the Credit Suisse Group AG consolidated income statement, refer to ‘Consolidated financial statements - Credit Suisse Group’ section of the Group Annual Report 2014.

1.1.3.3.1         Credit Suisse Securities (USA) LLC

Financial information for CSSU (in USD million) as of December 31, 2014:
Total Assets	271,945
Total Liabilities	258,425
Net Revenues	6,927
Income before tax	897

Capital and Funding Resources

CSSU is wholly owned by CS USA and its capital includes ordinary shares and subordinated debt provided by CS USA. Sources of funding for CSSU include unsecured funding from CS AG, external secured funding, internal secured funding, commercial paper/short-term borrowings and other intercompany funding.

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1.1.3.3.2                      Credit Suisse Capital LLC

Financial information for CS Capital LLC (in USD million) as of December 31, 2014:

Total Assets	31,043
Total Liabilities	30,006
Net Revenues	108
Income before tax	41

Capital and Funding Resources

CS Capital LLC has a single member, Credit Suisse Capital Holdings (USA), Inc. CS Capital LLC’s capital includes ordinary shares provided by CS Capital Holdings (USA), Inc. and subordinated debt provided by Credit Suisse (USA). Sources of funding for CS Capital LLC include commercial paper/short-term borrowings, internal secured funding and intercompany funding.

1.1.3.3.3                      Credit Suisse Management LLC

Financial information for CS Mgmt LLC (in USD million) as of December 31, 2014:

Total Assets	14,591
Total Liabilities	13,106
Net Revenues	(818)
Income before tax	(819)

Capital and Funding Resources

CS Mgmt LLC is wholly-owned by CS USA. CS AG is the sole source of funding for CS Mgmt LLC.

1.1.3.3.4                      Credit Suisse Prime Securities Services (USA) LLC

Financial information for CSPSS (in USD million) as of December 31, 2014:

Total Assets	24,039
Total Liabilities	23,773
Net Revenues	8
Income before tax	3

Capital and Funding Resources

CSPSS is wholly-owned by CS USA. External secured funding is the sole source of funding for CSPSS.

1.1.3.3.5                      Credit Suisse (USA), Inc.

Financial information for CS USA (in USD million) as of December 31, 2014:

Total Assets	36,443
Total Liabilities	16,549
Net Revenues	108
Income before tax	6

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Capital and Funding Resources

CS USA is wholly owned by CS Holdings USA. CS USA’s capital includes ordinary shares and subordinated debt provided by CS Holdings USA. Sources of funding for CS USA include commercial paper/short-term borrowings and intercompany funding.

1.1.3.3.6                      Credit Suisse Holdings (USA), Inc.

Financial information for CS Holdings USA (in USD million) as of December 31, 2014:

Total Assets	44,822
Total Liabilities	35,040
Net Revenues	(983)
Income before tax	(1,015)

Capital and Funding Resources

CS Holdings USA is held by CS AG and CSG AG through equity, specifically ordinary voting and non-voting and preferred shares. Sources of funding for CS Holdings USA include commercial paper/short term borrowings and intercompany funding.

1.1.3.3.7                      Credit Suisse AG, New York Branch

Financial information for CS AG, New York Branch (in USD million) as of December 31, 2014:

Total Assets	64,066
Total Liabilities	76,159
Net Revenues	(9)
Income before tax	(92)

Capital and Funding Resources

The CS AG, New York Branch is a branch of CS AG . Funding resources for CS AG New York Branch include third party deposits, commercial paper/short-term borrowings, capital markets, structured notes and intercompany funding.

1.1.4   Description of derivative and hedging activities

We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk. Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross-currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

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On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
  Trading activities
  A risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge)
  A hedge of the fair value of a recognized asset or liability
  A hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction
  A hedge of a net investment in a foreign operation

The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives are used for trading activities.

Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:
  Interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities
  Foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities
  Credit derivatives to manage credit risk on certain loan portfolios and
  Futures to manage risk on equity positions including convertible bonds

Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
We regularly hedge our portfolio to manage our overall risk position, adhere to our risk appetite, minimize losses, facilitate our client franchise, and provide liquidity to the market.

For further information on our derivatives and hedging activities, refer to the ‘Treasury, Risk, Balance sheet and Off-balance sheet’ and Note 31 of ‘Consolidated financial statements’ sections of the Group Annual Report 2014.

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1.1.5           Memberships in material payment, clearing and settlement systems

In order to facilitate our business, we have memberships in major global payment, clearing and settlement systems. The figure below includes a list of our memberships in these systems.

Fig. 1-5: Memberships in material payment, clearing and settlement systems

Parent Entity of FMU	Name of FMU
The Depository Trust and Clearing Corp (DTCC)	National Securities Clearing Corporation (NSCC)
Depository Trust Company (DTC)
Fixed Income Clearing Corporation (FICC)
Euroclear SA/NV	Euroclear Bank SA/NV
Crest Co LTD, London
Deutsche Borse Group	Clearstream Banking Frankfurt
Eurex Clearing AG
CME Group Inc.	CME Clearing
Intercontinental Exchange, Inc. (ICE)	ICE Clear Credit
ICE Clear Europe
ICE Clear US
SIX Group Ltd.	SIX Interbank Clearing
SIX SIS Ltd.
Options Clearing Corporation (OCC)	Options Clearing Corporation (OCC)
CLS Group Holdings AG	CLS Bank International Services
European Central Counterparty N.V. (EuroCCP)	European Central Counterparty N.V. (EuroCCP)
London Stock Exchange Group PLC	LCH.Clearnet Ltd.
LCH.Clearnet LLC
SWIFT	SWIFT
EBA	EBA Clearing
Bank of New York Mellon Corp.	Bank of New York Mellon Corp.
JP Morgan Chase & Co.	JP Morgan Chase & Co.
Citigroup Inc.	Citibank N.A. London Branch
BNP Paribas Group	BNP Paribas Group
HSBC Bank PLC	HSBC Bank PLC

1.1.6   Description of non-US operations

US regulations require that we provide a description of our non-US operations. Refer to the business overview in chapter 1.1 for a description of our global operations and regional structure. Further information on our business is included in the ‘Our businesses’ and ‘Organizational and regional structure’ sections under the ‘Information on the company’ part of the Group Annual Report 2014.

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1.1.7   Material supervisory authorities

Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. Central banks and other bank regulators, financial services regulators, securities regulators and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our PB&WM and IB divisions. The figure below includes our material supervisory authorities related to the MLEs and CBLs identified in the RRP.

Fig. 1-6: Material supervisory authorities of Credit Suisse

Supervisory authority	Jurisdiction
Swiss Financial Market Supervisory Authority (FINMA)	Switzerland
Federal Reserve Bank of New York	United States
US Securities and Exchange Commission (SEC)	United States
New York State Department of Financial Services	New York State, United States
Financial Industry Regulatory Authority (FINRA)	United States
US Commodity Futures Trading Commission (CFTC)	United States
UK Prudential Regulation Authority (PRA)	United Kingdom
UK Financial Conduct Authority (FCA)	United Kingdom
Cayman Islands Monetary Authority	Cayman Islands
Central Bank of the Bahamas	Bahamas
Securities Commission of the Bahamas	Bahamas
Banco Central do Brasil	Brazil
Guernsey Financial Services Commission	Guernsey
Monetary Authority of Singapore (MAS)	Singapore
Japan Financial Services Agency	Japan
Hong Kong Securities and Futures Commission	Hong Kong, China
Software Technology Parks of India	India
India Department of Telecommunication	India
India Development Commissioner, Special Economic Zone	India

For further information on our regulators and supervisors, refer to the ‘Regulation and supervision’ section of the Group Annual
Report 2014.

1.1.8  Principal officers

The figure below includes the members of the Executive Board for the Group as of December 31, 2014. The Executive Board is responsible for the day-to-day operational management of the Group. It develops and implements the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board of Directors of the Group. It further reviews and coordinates significant initiatives, projects and business developments in the divisions, regions and in the Shared Services functions and establishes Group-wide policies. As of December 31, 2014, the composition of the Executive Board of the Group and the Bank was identical.

Fig. 1-7: Credit Suisse Group AG Executive Board members as of December 31, 2014

Member	Role
Brady W. Dougan, CEO1	Group Chief Executive Officer
James L. Amine, Joint Head of Investment Banking2	Divisional Head
Timothy P. O'Hara, Joint Head of Investment Banking2	Divisional Head
Gaël de Boissard, Joint Head of Investment Banking and Regional CEO of EMEA	Divisional & Regional Head
Romeo Cerutti, General Counsel	ShS Head
Joachim Oechslin, CRO	ShS Head
David R. Mathers, CFO and Head of IT and Operations	ShS Head
Hans-Ulrich Meister, Joint Head of Private Banking & Wealth Management and Regional CEO of Switzerland	Divisional & Regional Head
Robert S. Shafir, Joint Head of Private Banking & Wealth Management and Regional CEO of Americas	Divisional & Regional Head
Pamela A. Thomas-Graham, Chief Marketing and Talent Officer and Head of PB&WM New Markets	ShS Head
1 Effective by the end of June 2015, Tidjane Thiam will succeed Brady Dougan as CEO.
2 Appointed on October 17, 2014 as a new Executive Board member with immediate effect.

For further information on our Executive Board, refer to the ‘Corporate Governance’ section in the ‘Corporate Governance and
Compensation’ part of the Group Annual Report 2014 and any subsequent press release on changes in the Executive Board.

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1.1.9  Resolution planning corporate governance structure and processes related to resolution planning

Recovery and Resolution Office

The overall governance for the global RRP process is embedded within the Group's Chief Financial Officer (CFO) function, such that the overall responsibility for the global RRP rests with the Group CFO. A Recovery and Resolution Office (RRO) is tasked with the ongoing management, maintenance and revision of the global RRP. The RRO is responsible for, among other things, updating the RRP document at least annually (or more often as may be required under applicable regulations) and liaising with management and our Regulatory Affairs function on recovery and resolution related topics. The Global Head of the RRO is based in Switzerland and leads a global team with representatives in Switzerland, the US, the UK and APAC. Regional oversight responsibility sits with the regional CFOs/COOs for Switzerland, Americas, EMEA and APAC.

Preparation and Approval of the RRP

Any significant decisions on the RRP design and content have been discussed and agreed in the Design Authority, which met regularly and included key RRP subject matter experts. All decisions were subsequently presented to the RRP Steering Committee, whose members included the Group CFO (Chair) and other Executive Board members, as well as the RRP global program office, regional and divisional leads. The responsibilities of the RRP Steering Committee include, but are not limited to, providing executive- level decision-making and guidance with respect to the RRP program objectives. The RRP was presented to the Executive Board for review and, ultimately, approved by the Group's Board of Directors.

1.1.10    Description of material management information systems

We utilize a number of key management information systems (MIS) and applications that directly support management, financial, risk, operational and regulatory reporting across the organization. MIS capabilities are primarily enabled through centralized systems and platforms used to aggregate information to help monitor the financial health, risks and operations of the Group.

We have extensive reporting capabilities that allow for the generation of key reports that are produced at defined frequencies during the normal course of business and in the event of resolution. Reports can be produced at the Group, business division, legal entity or function level depending on the purpose of the report. We have identified the critical management reports, the MIS that produce these management reports, the employing legal entity and location of the personnel managing the MIS, and the data center locations of the MIS. As a basis for the review of these reporting capabilities, a reporting framework has been developed outlining requirements for business as usual, recovery, and resolution. The framework takes into account reporting requirements across the organization and jurisdictions and is based on a combination of regulatory guidance, industry views and business stakeholder input.

We have processes in place to provide regulators with this information as required. Standard means of communicating with regulators include secure communication channels and a secure email system. In addition, there is a process in place to provide appropriate CS system login accounts to US regulators.

We recognize that the ability to have timely access to key information and reports during a crisis and in the event of failure is critical and understand the essential role that IT plays in our business functions. A resilient IT infrastructure and defined, well-rehearsed IT Disaster Recovery (IT DR) plans are critical to business continuity and, therefore, we have incorporated IT DR testing governance into our business continuity management program.

1.1.11    High-level description of resolution strategy

The RRP has been developed in response to various regulatory requirements for the unlikely event of the Group’s failure. This section includes a high-level description of the resolution strategy included in our RRP for our operations in Switzerland, the US and the UK.

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1.1.11.1     Switzerland

In September 2011, the Swiss Parliament passed the ‘Too Big to Fail’ legislation relating to systemically important financial institutions (SIFIs). The legislation became effective March 1, 2012. On January 1, 2013, the amended Banking Ordinance has been set into force. Under this legislation, SIFIs are required to establish a RRP and provide the RRP to FINMA for approval. We are required to update the report at least annually. The ‘recovery’ part of the RRP must outline recovery options available to a bank in various severe stress events, including those caused by idiosyncratic, systemic, capital or liquidity stress scenarios. The recovery plan’s purpose is to prepare for the survival of the bank in such stress scenarios. As a part of the plan, a governance framework must be defined with clear escalation and decision points and may be based on existing capital and liquidity plans. The ‘resolution’ part of the RRP must demonstrate that a bank can be unwound in an orderly fashion while ensuring the continuation of systemically relevant functions in Switzerland (including payment services and access to savings deposits) in the event of the bank’s impending insolvency.

The Group's approach to global resolution seeks to establish a framework for an orderly resolution without any direct government or taxpayer support. Global resolution requires cross-border cooperation of the home/host regulators to avoid implementation of conflicting resolution actions for various segments of the Group. In a resolution scenario, however, FINMA has significant power to act, including the authority to force the sale of all or part of a bank, the restructuring of a bank or the creation of a bridge bank.

In its August 7, 2013 position paper, ‘Resolution of Global Systemically Important Banks,’ FINMA announced that its preferred resolution strategy for the Group would be a FINMA-led Single Point of Entry resolution strategy. The purpose of our Single Point of Entry bail-in strategy is to allocate losses to shareholders and capital market medium- or long-term creditors of financial liabilities of the top holding company and to provide the Bank (including its issuing branches) with a 'debt shield' to protect creditors of operating liabilities in the event of restructuring proceedings. This strategy would facilitate the top-down recapitalization of the Group and permit the funding and capitalization of any legal entity which requires it, ensuring that business operations and economically critical functions can continue without interruption.In March 2015, our Single Point of Entry bail-in strategy reached a significant milestone when we issued for the first time senior unsecured debt that we believe should qualify for future capital treatment under proposed total loss absorbing capacity (TLAC) rules, which are described below. To comply with the current Swiss withholding tax regime, this debt was issued by a wholly-owned subsidiary of the Group. The debt, however, is guaranteed by the Group.

It has been more than a year since we announced the program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements. The program has been prepared in discussion with FINMA, our primary regulator, and will address regulations in Switzerland, the US and the UK with respect to future requirements for global recovery and resolution planning by systemically important banks such as Credit Suisse that will facilitate resolution of an institution in the event of a failure. We expect these changes will result in a substantially less complex and more efficient operating infrastructure for the Group. Furthermore, Swiss banking law provides for the possibility of a limited reduction in capital requirements in the event of an improvement in resolvability, which this program intends to deliver.

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The key components of the program are:
  In Switzerland we continue the process of establishing a subsidiary for our Swiss-booked business, which is planned to become operational in 2016 pending regulatory approval. During the first half of 2015, we have applied for a Swiss banking license, incorporated the new legal entity and registered it with the Commercial Register of the Canton of Zurich. We expect that the new legal entity structure in Switzerland will not significantly impact either our current business proposition or our client servicing model;
  Our UK operations will remain the hub of our European investment banking business and we are progressing with our plan to consolidate our UK business into a single subsidiary. In 2014, we began to implement the infrastructure changes required to effectuate the consolidation;
  Our US-based businesses will be subject to the FRB rules for Enhanced Prudential Standards for Foreign Banking Organizations. On January 1, 2015, we filed a US Intermediate Holding Company (IHC) implementation plan with the FRB that sets forth our approach to come into compliance with the IHC requirements by the July 2016 deadline. It is anticipated that our US derivatives business will be transferred from Credit Suisse International to CSSU;
  In Asia, we are enhancing the infrastructure in our Singapore branch to enable migration of the Asia Pacific derivatives businesses from Credit Suisse International. The transfer of these positions to the Singapore branch has begun and we plan to continue these migrations over the next two years;
  We intend to create a separately capitalized global infrastructure legal entity in Switzerland and a US subsidiary of the IHC, which will contain certain Shared Services functions; and
  We have begun issuing senior unsecured debt that is expected to qualify for future capital treatment under the proposed TLAC rules. For more information please see section 6.6.1.
The program has been approved by the Board of Directors of the Group. It remains subject to final approval by FINMA and other regulators. Implementation of the program is underway, with a number of key components expected to be implemented throughout 2015 and 2016.

1.1.11.2       United Kingdom

The Banking Act 2009 created a new framework for an insolvency regime focused on financial institutions that are in distress.  The Prudential Regulation Authority (PRA) (replacing the Financial Services Authority (FSA)) is responsible for providing UK issued RRP guidance, building on previously issued FSA guidance.  The PRA published a consultation paper on the Bank Recovery and Resolution Directive’s (BRRD) implementation in the UK in July 2014. This consultation was followed by a policy statement with a summary of feedback, final rules and updated supervisory statements issued by the PRA on January 16, 2015. In order to implement the BRRD in the UK, amendments were made to UK primary legislation including the Banking Act 2009, the Financial Services and Markets Act 2000 and the Insolvency Act 1986. The majority of these final rules have come into force. The PRA/FCA’s rules on contractual recognition of bail-in will come into force on January 1, 2016, although for unsecured debt instruments the requirements were implemented on February 19, 2015

1.1.11.3       United States

1.1.11.3.1    High level description of strategy

Governing rules require that we contemplate the failure of our US operations under ordinary insolvency law (for our US operations, this means the US Bankruptcy Code, the Securities Investor Protection Act and the New York Banking Law), and not under the Orderly Liquidation Authority (OLA) provisions of Title II of the Dodd-Frank Act.

In assessing potential options for resolving our US operations under the applicable insolvency regimes, including the MLEs and CBLs, we have assumed that all MLEs (except service entities) fail at the same time. The resolution strategy for our US operations focuses on the resolution of each MLE and its orderly wind-down, which could include the sale of CBLs and assets as part of the wind-down under applicable insolvency laws.  The wind-down strategy contemplates the insolvency of each MLE and its wind- down consistent with the statutory framework.

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For CS AG, NY Branch, this would involve the resolution of the branch by the New York Department of Financial Services (DFS) and the sale of remaining operations and assets over a period of a few months consistent with past resolutions by DFS.  While more challenging during the severely adverse scenario, the asset and liquidity resources maintained by CS AG, NY Branch pursuant to our internal policies and DFS requirements permit an orderly wind-down of the branch and protection of creditors.

For CSSU, this would involve the resolution by the Securities Investor Protection Corporation (SIPC) and the protection of customers pursuant to the Securities Investors Protection Act (SIPA).  Our strategy, consistent with past resolutions of SIPC members, anticipates that many of the operations of CSSU would be transferred to another broker-dealer purchaser promptly after the initiation of a SIPA proceeding. All remaining operations and assets would be wound-down and any remaining customer assets distributed to the affected customers. Given the liquidity resources and business model of CSSU, we anticipate that sufficient resources will exist to permit the orderly sale and wind-down of the business, while protecting customers, even under the more challenging severely adverse scenario.

The remaining US MLEs would be resolved via the restructuring and reorganization of each MLE’s respective subsidiaries or liquidation under the U.S. Bankruptcy Code. CS USA, CS Holdings USA, CS Capital LLC and CS Mgmt LLC would file a petition for reorganization under Chapter 11 of the US Bankruptcy Code. Management of these MLEs would remain in control of day-to- day operations as a debtor in possession. CSPSS may also enter Chapter 11 proceedings or would be subject to liquidation under Chapter 7 of the U.S. Bankruptcy Code.

Any potential sale of MLEs, CBLs or business components would contemplate the maintenance of market operations and potentially, franchise value, although this strategy may prove challenging in the event of an extended period of distress. Certain legal entities, business lines or business components may be marketed individually or in package form. The range of potential purchasers may include other broker-dealers and banks, as well as hedge funds. MLEs and CBLs not sold to a third-party acquirer would be wound down. The wind-down of MLEs and CBLs would involve the liquidation of the positions remaining in inventory at the point of resolution. The actual unwind procedures would be determined based on a number of factors at resolution, including market conditions, current valuations, and the liquidity profile of the remaining portfolio. Our resolution strategy contemplates both the potential sale and wind-down of MLEs, CBLs or business components.  These options are not mutually exclusive; in resolution, US operations may be resolved under a combination of a sale of MLEs, CBLs or business components and a wind-down of remaining businesses and operations. Our plan, however, does not assume that the sale of any MLEs, CBLs or business components will occur. Depending on the strategy utilized, the resolution strategy for each MLE provides for either the transfer or orderly wind- down of identified critical operations provided by each throughout the resolution process. Pursuant to the funding and liquidity analysis performed by CS in preparation of its US Resolution Plan, CS believes that each MLE will have sufficient access to funding and liquidity in resolution to maintain its identified critical operations for so long as they are necessary to complete the applicable resolution strategies.

CS has established a contractual framework formalizing the provision of critical shared services between CS affiliates that it believes will allow each MLE to have continued access to critical shared services in resolution for as long as they are necessary to complete its applicable resolution strategy. However, in the event that any such critical service can no longer be provided by an affiliate, CS believes that each MLE will have sufficient access to funding to pay third parties to provide such critical service as needed.

1.1.11.3.2       Financial and operational interconnections

Financial interconnections arise between MLEs due to, amongst other things, CS’s global funding and booking model which allows it to meet the needs of its global client base while prudently managing its liquidity risk. Funding and liquidity for the MLEs are managed in accordance with our global liquidity risk management framework, which is designed to maintain sufficient funds for the parent and its subsidiaries to meet their contractual and regulatory requirements during the ordinary course. Unsecured funding is raised by CS AG and CSG AG and down-streamed to the various MLEs. Similarly, capital is managed as part of the centralized treasury management process. Additionally, as of December 31, 2014, there are a number of guarantees in place which involve US MLEs as covered entities or guarantors.

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Operational dependencies for US MLEs arise from reliance on other MLEs in supporting booking activities, as well as accessing services provided by other entities. US MLEs depend on other MLEs in the United States and elsewhere in providing people, facilities, systems, intellectual property (IP) / Licenses, and Shared Services (ShS) in order to support activities across business lines. Additionally, the US MLEs also support other entities in their business activities.  US-based ShS employees are typically employed by CSSU. CS has established a contractual framework formalizing the provision of critical shared services between CS affiliates which it believes will allow each MLE to have continued access to critical shared services in resolution for as long as they are necessary to complete its applicable resolution strategy.  Furthermore, we intend to create a separately capitalized global infrastructure legal entity in Switzerland and a US subsidiary of the IHC, which will contain certain ShS functions.

1.1.11.3.3      Efforts to improve resolvability

In addition to steps outlined in Swiss resolution strategy regarding a Single Point of Entry bail-in strategy, CS has undertaken the following projects intended to improve the ability of our US operations to be resolved in an orderly manner under the U.S. Bankruptcy Code:

CS is actively taking steps to improve the likelihood that MLEs could maintain their operations during resolution for enough time to execute resolution strategies without any significant adverse effects on US financial stability. As a part of its development of the Credit Suisse Global RRP, CS has undertaken a series of work streams intended to reinforce and improve its plan for orderly resolution. Certain of these projects are intended to improve internal monitoring of inter-affiliate and third-party obligations by documenting inter-entity funding transactions, creating a repository for third-party contracts and creating a tracking system for key contractual terms with financial counterparties. In addition, CS has taken steps to better identify and ensure continued access to systems and data and other ShS which will be required in resolution by establishing a cross-licensing agreement and developing a service level agreement framework applicable to the provision of services between CS affiliates. Key mitigation milestones were achieved in 2013 and 2014.

CS has also taken steps to develop a holding company structure in the US that supports resolvability. In February 2014, the FRB adopted a rule under the Dodd-Frank Act that creates a new framework for regulation of the US operations of foreign banking organizations. The rule requires Credit Suisse to create a single US intermediate holding company (IHC) to hold all of its US subsidiaries with limited exceptions; this requirement will not apply to CS New York Branch but will apply to other Credit Suisse US entities. The IHC will be subject to local risk-based capital and leverage requirements. In addition, both the IHC itself and the combined US operations of Credit Suisse (including the IHC and CS New York Branch) will be subjected to other new prudential requirements, including with respect to liquidity risk management, separate liquidity buffers for each of the IHC and CS New York Branch, stress testing, and other prudential standards. The new framework’s prudential requirements generally become effective in July 2016. Under proposals that remain under consideration, the IHC and the combined US operations of Credit Suisse would become subject to limits on credit exposures to any single counterparty, and the combined US operations of Credit Suisse would also become subject to an early remediation regime which could be triggered by capital, leverage, stress tests, liquidity, risk management and market indicators. On January 1, 2015, Credit Suisse filed an IHC implementation plan with the FRB that sets forth Credit Suisse’s approach to come into compliance with the IHC requirements by the July 2016 deadline.

CS has also implemented several projects, in addition to those discussed above, that CS believes will improve its overall resolvability and strengthen its business-as-usual operations and internal management. The projects outlined below are in different states of completion and represent certain of CS’ efforts to reduce complexity and increase overall resolvability:
  Legal Entity Program: This project is a global and multi-year effort, developed in consultation with Swiss and US regulators, to address new regulations and reduce overall complexity in CS’ legal structure (including by developing an IHC, as discussed above).
  Liquidity Reporting Program: CS is further strengthening its liquidity risk management, stress testing and monitoring framework.
  Financial Market Utility Program: CS is taking steps to diversify its use of Financial Market Utilities.
  Collateral End-to-End:  This project aims to enhance CS’ collateral management processes.

In addition to these individual efforts that CS has taken, CS is also an active participant in many industry-wide initiatives relevant to the orderly resolution of financial institutions, such as the development of the ISDA 2014 Resolution Stay Protocol, which amends financial contracts to provide for a stay of certain early termination rights. Furthermore, CS engages actively in ongoing discussions with its applicable regulators and financial market utilities on issues related to the mitigation of systemic risk.

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We believe that all of these efforts will make CS more resilient and assist regulators in their planning for any potential failure of CS. In addition, CS continues to operate its business in a manner that is conducive to orderly resolution via compliance with applicable regulations and robust internal governance.

1.1.12     The Road Ahead - The Single Point of Entry Bail-in Strategy

Our US resolution plan describes an orderly wind down strategy for our US activities, as well as our global resolution strategy. Our US plan assumes multiple simultaneous failures of our US operations under ordinary insolvency law. However, in recent years, CS has taken considerable steps to develop an alternative resolution mechanism based on the recapitalization of a troubled company through a conversion of its liabilities into new equity. This mechanism is generally called “bail-in.” It relies on a liability restructuring, including new external market-based financing and capital at the parent level, rather than a capital injection on the asset side of the balance sheet. An important feature of this approach for CS is that bail-in would be applied exclusively to the CS parent entity, CSG AG.

Under this new strategy, resolution would focus on maintaining subsidiaries of our parent as going concerns by re-capitalizing entities that are focal points of our corporate structure using internal resources (not external sources of capital or government bail- outs) and allowing for the efficient transfer of liquidity throughout our global operations. This approach to the use of bail-in is described as a “single point of entry” strategy since only the parent entity would be bailed-in.2 A re-capitalized parent company can provide considerable resilience for CS’ global operations and therefore for our operations in the United States as well. As discussed in greater detail below, this approach would be our primary strategy for our Swiss parent company, CSG AG, but the structures put in place to facilitate this strategy at the Swiss parent level would also facilitate the use of a similar bail-in strategy to re-capitalize CS’ US operations through a restructuring solely of CS’ topmost US parent company.

The innovation of applying bail-in to the single-point-of-entry strategy is that, through careful planning and structuring of external and internal funding structures, and with the right statutory powers available to resolution authorities, losses anywhere in the Group could be absorbed by the parent and addressed in a single resolution proceeding. With losses centralized in a single entity, our Swiss resolution authority could exercise statutory powers to restructure and re-capitalize the Group. Under a single-point-of-entry bail-in approach, losses experienced anywhere in the CS financial group could be transferred to CSG AG by providing capital or contributing or even writing down intercompany loans to the affected subsidiary. If necessary, new equity capital can be created by converting CSG AG liabilities to debt investors into equity (according to the order of their creditor priority). This process would be managed by our Swiss resolution authority exercising powers under Swiss law, including the power to convert liabilities into equity.3 In effect, this approach requires shareholders and debt holders to absorb pre-existing losses by writing off equity and subordinating existing debt as new equity to the extent of those losses to restore a sound capital-based funding position.

The exercise of a bail-in strategy depends on the entity that will be bailed-in issuing sufficient bail-inable debt securities that can be converted into equity or written down when the need arises. Such securities could take several different forms but must be able to be written down or converted from debt to equity (whether by means of contractual provisions or the exercise of statutory authority) to absorb shocks to the CS balance sheet. In the Swiss system, capital instruments with contractual triggers, which consist of contingent convertible bonds as well as bonds that are subject to write down, provide the first layers of debt that are bail-inable, some of which would absorb losses even prior to initiating a resolution proceeding. This layer will be supplemented by all of the other long-term liabilities of our Swiss parent, including the bonds we are issuing to facilitate this strategy and which should meet the Financial Stability Board’s (FSB) expected standard on TLAC.4

As of the end of May 2015, we had already issued CHF 16.8bn of capital instruments with contractual triggers, which are commonly referred to as coco bonds, and recently augmented this by issuing CHF 10bn of senior unsecured debt expected to qualify as TLAC, for approximately CHF 27bn of recapitalization resources. While we continue to expand these buffers, they already are available to provide significant resources in the event of a recapitalization of CS during a severe crisis. A buffer of this scale would allow CS to convert debt to equity, and thereby realize an injection of fresh equity.

2 “Single point of entry” refers to a resolution strategy whereby a single, parent entity within a financial group is re-capitalized in the event of economic problems anywhere within the firm. Capital provided to the single parent entity is used to support all entities and keep the firm solvent and continuing as a going concern. The parent entity is typically expected to enter resolution proceedings. This approach contrasts with a “multiple point of entry” strategy, whereby multiple entities within the group are expected to enter resolution proceedings.
3  While many of the powers necessary to execute a single-point-of-entry bail-in already exist under Swiss law, certain additional powers are necessary and are included in a package of amendments to Swiss law currently being debated by the Swiss legislature.
4 Financial Stability Board, “Adequacy of loss absorbing capacity of global systemically important banks in resolution,” 10 November 2014, available at http://www.financialstabilityboard.org/wp-content/uploads/TLAC-Condoc-6-Nov-2014-FINAL.pdf.

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One key advantage of the bail-in strategy is that it provides a mechanism for CS to restore solvency for the entire financial group using resources held exclusively within the firm-it does not require any assumptions about conditions in asset markets, the availability of potential third-party purchasers of business lines or assets or the availability of new, external sources of capital. The existence of bail-inable debt allows for the creation of fresh equity in a distressed scenario, which can thereby reduce pressure to engage in “fire sales” of liquid (or illiquid) assets. By avoiding the necessity for rapid liquidations of assets or operations, the single-point- of-entry approach to bail-in would allow for continuity of CS’ operating entities and, thereby, facilitate market stabilization during stressed economic environments while preserving value among CS’ operating entities. If it is necessary to undertake transactions to restructure the company or streamline operations, asset portfolios or business lines could be sold or wound down in an orderly manner.  This will reduce the need to make immediate, wholesale changes to CS’ operations and allow for a more gradual, considered and targeted approach to making any necessary changes to address the causes of losses or failure.

Another benefit of the use of bail-in is that, if done properly, a financial group can be restored to solvency, with losses imposed on creditors according to priority, without the need to wind down multiple entities or initiate multiple insolvency proceedings.  This should address concerns regarding continuation of important market and banking functions even during the most stressed economic environments.  Similarly, this strategy will reduce the operational challenges on the financial group, as the bailed-in entity can be isolated from other operating elements of CS’ business.  This new strategy focuses on preserving continuity of our business operations, thereby preserving the going-concern value of business lines and maximizing value for all creditors, similar to the approach taken by non-financial companies going through restructuring proceedings under Chapter 11 of the US Bankruptcy Code.

Although we are developing the bail-in strategy with our Swiss parent in mind, there are several aspects of the bail-in approach that could facilitate the resolution of our US operations. For example, the proper exercise of a single-point-of-entry bail-in strategy requires establishing internal bail-in structures throughout the CS financial group, such as subordinated loans from CSG AG to its subsidiaries, which CS will work towards implementing. With these structures in place, the topmost US parent entity, such as the intermediate holding company required by recent Federal Reserve regulations, could realize the same beneficial, recapitalization outcomes for CS’ US activities as would result from a bail-in of our Swiss parent for the Group as a whole. Once this internal bail- inable debt is in place, CS’ US operations could quickly be re-capitalized on a going-concern basis without requiring separate insolvency proceedings. In the event of a single-point-of-entry bail-in at CSG AG, the Swiss resolution authority could forgive the debt obligation of the US holding company as necessary, thereby re-capitalizing it.  This writedown could be part of the terms of the new internal subordinated debt so that it is, to the extent possible, automatic. Alternatively, if the intermediate holding company enters proceedings under Chapter 11 of the US Bankruptcy Code, the internal subordinated liabilities could be used to re-capitalize the holding company and, thereby, its US subsidiaries. These structures and strategies, which are expected to be required by the FSB’s TLAC standard, should give US regulators added confidence in the resolvability of our US operations, and we expect to discuss them more fully in subsequent resolution plans as the necessary structures are put in place.

Credit Suisse has expended considerable effort to develop this strategy as a longer term solution to the “too big to fail” problem. CS executives developed the first public position paper on the topic, setting out the broad designs of this proposal in early 2010.5 We have advocated for key underlying reforms, including requirements for firms to hold minimum amounts of loss-absorbing capacity (i.e., bail-inable debt) at certain key entities that could go through resolution (which suggestion is in line with the FSB’s November 2014 proposal for entities to maintain a minimum level of TLAC).  We also put forth an early proposal to address the threat that cross-defaults in financial contracts could undermine the single-point-of-entry resolution strategy and advocated the use of an industry-wide protocol to address the problem, which helped spur the development of the ISDA 2014 Resolution Stay Protocol.6

Additionally, in Switzerland we participated in the Expert Commission of 2010, which developed a contractual recapitalization- based strategy to avoid resolution using coco bonds and we have played a leading role in the development of the market for these bonds.  Further, in 2015, we became one of the first European banks to issue a series of benchmark sized bonds which should meet the expected TLAC requirements. We see the development and funding of this strategy as a critical priority for the banking sector, and an essential and practical way to address “too big to fail” on both a global and national level.

5 Paul Calello & Wilson Ervin, “From Bail-out to Bail-in,” The Economist, 30 January 2010.
6 Wilson Ervin, Keynote Speech to the International Swaps and Derivatives Association Annual General Meeting, April 2013, available at  https://www.credit-suisse.com/us/en/news-and-expertise/news/economy/global-trends.article.html/article/pwp/news-and-expertise/2013/05/en/bail-in-the-best-alternative-to-address-systemic-risk.html.

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Over time, we believe that bail-in can provide a robust solution to satisfying the policy and operational goals of the RRP process, on both a global and local basis. This strategy provides much greater protection for customers and markets, which should significantly moderate any risk of potential runs in a future crisis. We also believe that the depth of bail-in resources should ultimately provide substantial assurance to CS’ customers and counterparties. While many legal and financial elements for our global and local strategy are in place, some structures (and necessary legal and regulatory elements) are still being finalized. We believe that this strategy will, over time, provide a strong procedure for addressing a possible failure of CS or its US entities. As these elements are developed in the near future, the focus of our RRP may shift to this strategy. We believe that this alternative mechanism can provide substantial additional assurance that our US operations could be resolved effectively and in an orderly fashion.

CS is committed to developing orderly resolution strategies and we realize that this is best accomplished in dialogue with regulators. We look forward to developing this particular strategy in concert and in consultation with US regulators so that our future resolution plan could incorporate this powerful tool within the framework of US insolvency and resolution regimes.

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Annexes

Name / title of document	Applicable chapter section
No annexes exist for this chapter

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Christian Schmid
Christian Schmid
Managing Director

/s/ Claude Jehle
Claude Jehle
Date: July 7, 2015		Director